# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Freenome, Inc., CIK 0002017526
CUSIP: G70077105
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: GENESIS MARINA, 3300 MARINA BLVD, BRISBANE, California (CA), 94005
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002053305

## Reporting persons
- BIT Capital GmbH: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Germany (2M); sole voting power 120,000; shared voting power 0; sole dispositive power 120,000; shared dispositive power 0; aggregate amount beneficially owned 120,000 (1.2% of the class)
  Comment: Note to Row 5: Based on 10,313,492 Class A Ordinary Shares outstanding as of June 30, 2026. The shares in this Schedule 13G are reported as a result of having the power to exercise investment discretion over such shares pursuant to our mandate as an outsourced investment manager. The information above is as of June 30, 2026.

## Item 1. Issuer
Name of issuer: Freenome, Inc.
Address of issuer's principal executive offices: GENESIS MARINA, 3300 MARINA BLVD, BRISBANE, CALIFORNIA, 94005

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Investment Firm supervised by the German Federal Financial Supervisory Authority, BaFin

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Investment Firm is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BIT Capital GmbH: Dr. Matthias Thom, Managing Director (08/05/2026)